As filed with the Securities and Exchange Commission on May 7, 2009	OMB APPROVAL
Registration No. 333-158619	OMB Number: 3235-0336 Expires: February 28, 2011 Estimated average burden hours per response . . . . .522.8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933     / X /

PRE-EFFECTIVE AMENDMENT NO.      1          / X /

POST-EFFECTIVE AMENDMENT NO. ___     / /

OPPENHEIMER CAPITAL INCOME FUND

[GRAPHIC OMITTED][GRAPHIC OMITTED]

(Exact Name of Registrant as Specified in Charter)

6803 South Tucson Way, Centennial, Colorado 80112-3924

[GRAPHIC OMITTED][GRAPHIC OMITTED]

(Address of Principal Executive Offices)

303-768-3200

[GRAPHIC OMITTED][GRAPHIC OMITTED]

(Registrant's Area Code and Telephone Number)

Robert G. Zack, Esq.
Executive Vice President & General Counsel
OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street
New York, New York 10148
(212) 323-0250

[GRAPHIC OMITTED][GRAPHIC OMITTED]

(Name and Address of Agent for Service)

As soon as practicable after the Registration Statement becomes effective.

[GRAPHIC OMITTED][GRAPHIC OMITTED]

(Approximate Date of Proposed Public Offering)

Title of Securities Being Registered: Class A, Class B, Class C, Class N and Class Y shares of Oppenheimer Capital Income Fund

No filing fee is due because of reliance on Section 24(f) of the Investment Company Act of 1940, as amended.

The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Parts A, B and C is incorporated herein by reference from the Registration Statement filed on April 17, 2009.

SIGNATURES

As required by the Securities Act of 1933, as amended, this registration statement day has been signed on behalf of the registrant, in the City of New York and State of New York, on the 7th of May, 2009.

Oppenheimer Capital Income Fund

By:     John V. Murphy*

     John V. Murphy, President,
     Principal Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities on the dates indicated:

Signatures     Title     Date

William L. Armstrong *     Chairman of the     May 7, 2009
----------------------------------     Board of Trustees

William L. Armstrong

John V. Murphy*     President & Principal
----------------------------------     Executive Officer and Trustee     May 7, 2009
John V. Murphy

Brian W. Wixted*     Treasurer & Principal     May 7, 2009
----------------------------------     Financial &
Brian W. Wixted     Accounting Officer

George Bowen*     Trustee     May 7, 2009
----------------------------------

George Bowen

Edward L. Cameron*     Trustee     May 7, 2009
----------------------------------

Edward L. Cameron

Jon S. Fossel*     Trustee     May 7, 2009
----------------------------------

Jon S. Fossel

Sam Freedman*     Trustee     May 7, 2009
----------------------------------

Sam Freedman

Richard F. Grabish*     Trustee     May 7, 2009
----------------------------------

Richard F. Grabish

Beverly L. Hamilton*     Trustee     May 7, 2009
----------------------------------

Beverly L. Hamilton

Robert J. Malone*     Trustee     May 7, 2009
----------------------------------

Robert J. Malone

F. William Marshall, Jr.     Trustee     May 7, 2009
----------------------------------

F. William Marshall, Jr.

*By: /s/ Kathleen T. Ives
-----------------------------------------

Kathleen T. Ives, Attorney-in-Fact